# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0000078003-21-000098
Filed by CIK 0000078003
Persons authorized to receive notices and communications: Margaret M. Madden, Esq, 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-733-2323

## Reporting persons
- Pfizer Inc. (CIK 0000078003): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 22,032,040; shared voting power 0; sole dispositive power 22,032,040; shared dispositive power 0; aggregate amount beneficially owned 22,032,040 (9% of the class)
  Comment: Percent of class represented by amount in row (11) is calculated based upon 224,730,144 shares of common stock, $0.001 par value per share, outstanding as of November 4, 2025, as reported by the Issuer on the cover of its Form 10-Q for the quarterly period ended September 30, 2025 and filed with the U.S. Securities and Exchange Commission on November 6, 2025 (the "Form 10-Q"). The decrease in the percentage of shares of Common Stock held by the Reporting Person reported on this Amendment No. 4 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Common Stock")
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Comment:
Explanatory Note

This Amendment No. 4 (this "Amendment No. 4") to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on October 22, 2018, as amended by Amendment No. 1 filed on September 17, 2021, Amendment No. 2 filed on April 7, 2022 and Amendment No. 3 filed on October 25, 2023 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Allogene Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080. The Issuer's shares of Common Stock are listed on The Nasdaq Stock Market LLC under the ticker symbol "ALLO".
Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: The principal business address of Pfizer is 66 Hudson Boulevard East, New York, New York 10001-2192
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to this Item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction: No amendment to this Item is being made.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The paragraphs captioned (a) - (b) of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:

(a)--(b) The information related to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference. The decrease in the percentage of shares of Common Stock held by the Reporting Person reported on this Amendment No. 4 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer in the Form 10-Q for the quarterly period ended September 30, 2025 as filed with the U.S. Securities and Exchange Commission on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: The paragraph captioned (c) in the Schedule 13D is hereby supersed by the following paragraph: (c) Except as reported in the Schedule 13D, neither the Reporting Person nor any of the Individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendment to this Item is being made.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I: Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.

## Signatures
- Pfizer Inc.: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/13/2026)